Filed pursuant to Rule 424(b)(3)
File No. 333-153862

Grant Park Fund October 2010 Update
November 17, 2010

Supplement dated November 17, 2010 to Prospectus dated April 1, 2010
Class	October ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	4.3%	2.5%	$64.7M	$1,461.22
B	4.3%	2.0%	$633.7M	$1,248.74
Legacy 1	4.3%	3.8%	$6.9M	$1,002.43
Legacy 2	4.3%	3.5%	$6.7M	$998.12
Global 1	3.7%	1.5%	$9.5M	$970.90
Global 2	3.7%	1.2%	$18.0M	$965.15
Global 3	3.5%	-0.4%	$128.6M	$936.28
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Agriculturals/Softs:  Grains markets generally rose in October as the USDA reported lowered 2010 output estimates.  Adding to gains in the grains sector were stronger demands for U.S. crops abroad.  In the sugar markets, ongoing supply concerns from India moved prices higher.  Prices in the live cattle markets fell after reports of increased inventories in the U.S.

Currencies: The U.S. dollar declined on the belief the U.S. Federal Reserve would soon begin its Quantitative Easing II initiative.  In the U.K., better-than-expected third-quarter GDP data drove the British pound higher against major counterparts.  The euro also rose following gains in the European equity markets.

Energy: Speculators drove crude oil markets higher on beliefs gains in the global equity markets would support industrial energy demand.  Cold weather forecasts in the U.S. supported the natural gas markets, moving prices higher for the month.

Equities: Global equity markets generally rose as investors believed increased stimulus activity in the U.S. and Europe would bode well for the global economy.  Strong corporate earnings from Europe and North America also played a role in moving equity prices higher.

Fixed Income: Prices moved lower as strength in the global equity markets put pressure on the U.S. fixed-income markets.  In the Treasury markets, weak results from a recent 30-Year Treasury Bond auction caused investors to liquidate positions in the debt markets.  German bund prices also moved lower, as investor sentiment fell by less than expected in the third quarter.

Metals: Precious metals moved higher as investors attempted to hedge against sharp declines in the U.S. dollar.  Overall, prices in base metals markets increased as gains in the equity markets supported forecasts for higher industrial demand.  Tin markets experienced strong gains as production disruptions in Indonesia and the Democratic Republic of Congo supported prices.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement (Prepared from books without audit) For the month ended October 31, 2010

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$44,757,403	$43,552,671
Change In Unrealized Income (Loss)	399,152	34,022,085
Brokerage Commission	-96,117	-4,049,590
Exchange, Clearing Fee and NFA Charges	-120,880	-712,885
Other Trading Costs	-884,339	-5,680,787
Change in Accrued Commission	-8,530	100,360
Net Trading Income (Loss)	44,046,689	67,231,854

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$199,510	$1,852,286
Interest, Other	78,976	2,005,707
U.S. Government Securities Gain (Loss)	0	0
Total Income (Loss)	44,325,175	71,089,847

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	4,538,697	9,440,173
Operating Expenses	184,978	1,723,816
Organization and Offering Expenses	211,048	1,960,775
Brokerage Expenses	4,473,337	42,217,189
Total Expenses	9,408,060	55,341,953

Net Income (Loss)	$34,917,115	$15,747,894

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$834,833,859	$831,270,498
Additions	7,849,946	109,615,327
Net Income (Loss)	34,917,115	15,747,894
Redemptions	-9,493,769	-88,526,568
Balance at OCTOBER 31, 2010	$868,107,151	$868,107,151

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date ROR – Year to Date
A	$1,461.224	44,254.13980	$64,665,225	4.33%	2.53%
B	$1,248.739	507,494.69991	$633,728,464	4.27%	1.99%
Legacy 1	$1,002.431	6,895.29619	$6,912,057	4.35%	3.76%
Legacy 2	$998.117	6,679.44150	$6,666,863	4.31%	3.48%
Global 1	$970.897	9,765.42712	$9,481,229	3.70%	1.47%
Global 2	$965.151	18,680.24082	$18,029,254	3.68%	1.21%
Global 3	$936.277	137,378.16037	$128,624,059	3.51%	-0.36%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership